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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                  FORM 12b-25

                                               SEC FILE NUMBER:      0-26410
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                                                  CUSIP NUMBER:      47029710
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                          NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
                       For Period Ended: March 31, 1997
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[ ] Transition Report on Form 10-K           [ ] Transition Report on From 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
            For the Transition Period Ended:
                                            -----------------------

 Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ------------------------

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                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:            Jayhawk Acceptance Corporation
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Former name if applicable

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Address of principal executive office (Street and number)
    Bryan Tower, 2001 Bryan Street, Suite 600
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City, state and zip code     Dallas, Texas 75201
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     As a result of the Company's voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code filed February 7, 1996 (the "Bankruptcy") and the reduction and changes in the Company's management and accounting staff, the Company was not able to complete and file its quarterly report on Form 10-Q for the three months ended March 31, 1997 by May 15, 1997 without unreasonable effort and expense.
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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

 C. Fred Jackson                        214                  754-1022
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     (Name)                         (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

                                SEE EXHIBIT A.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Jayhawk Acceptance Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 16, 1997                        By  /s/ C. FRED JACKSON
    --------------                         -------------------------------------
                                                 C. Fred Jackson
                                                 Senior Vice President and
                                                   Chief Financial Officer


        Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                             GENERAL INSTRUCTIONS

     1. This form is required by rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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                                   EXHIBIT A
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     The Company will report a net loss for the three months ended March 31,
1997 as compared with net income of approximately $2 million for the same period in 1996. The net loss will reflect losses incurred by Jayhawk Medical Acceptance Corporation attributable to expenses associated with the Company's efforts to expand its elective health care program, an increase in the Company's provision for credit losses when compared to the first quarter of 1996, and expenses relating to the Company's Chapter 11 Bankruptcy proceeding. The Company has not completed preparation of its financial statements for the first quarter of 1997, and is not now in a position to reasonably estimate its March 31, 1997 results.